Filed by Deutsche Telekom AG
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: T-Online International
AG Exchange Act File Number 82-5125

Documentation relating to the merger (English translation)

The following changes have been made in order to conform the published English translations to the respective German originals:

1.
Merger Agreement

In Annex 8 (sub B. I.) to the Merger Agreement, the percentage of the shareholding in CoreMedia AG, Hamburg, has been changed from "27.35" to "27.53".

2.
Merger Report

In the table in chapter II. 1.3.3, line "T-Online International AG", the percentage of the shareholding has been changed from "73.97" to "73.93". Below the table, in footnote 3, "February" has been changed to "28 February".

In chapter V. 1.1, the wording "Total liabilities" in the last line of the table has been changed to "Shareholders' equity and liabilities".

In chapter V. 1.2, the wording "Total liabilities" in the last line of the table has been changed to "Shareholders' equity and liabilities".

In chapter VIII. 4.1.3, second table, line "Operating results/Segment 'Rest of Europe' ", column "2006", the figure "-105" has been changed to "-143".

In chapter VIII. 4.2, paragraph "Participating interests", the wording "German Federal Finance Supervisory Office (Bundesaufsicht für Finanzwesen)" has been changed to "German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht)".

In chapter VIII. 5.2, subheading "Stock options and convertible bonds", second paragraph below the first table, the figure "2.289" has been changed to "2,289".